Exhibit 99.328

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

NexTech AR Solutions Corp.

c/o 1200-750 West Pender Street Vancouver, BC V6C 2T8

2.	DATE OF MATERIAL CHANGE

June 25, 2021

3.	NEWS RELEASE

News release dated June 25, 2021 was disseminated through the facilities of Businesswire.

4.	SUMMARY OF MATERIAL CHANGE

NexTech AR Solutions Corp. (the “Company” or “NexTech”) closed the acquisition of Threedy.ai, Inc.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

NexTech closed the previously announced acquisition of Threedy.ai Inc. (“Threedy”), a 3D artificial intelligence (“AI”) modeling for E-commerce company based in Silicon Valley, California.

Upon closing of the acquisition, the Company issued 3,877,551 common shares in the capital of the Company at an agreed value of US$2.45 per share (CA$3.01 per share), for total share consideration of US$9.5 million. The common shares will be subject to certain contractual restrictions on trading for a period of up to 23 months from the date of issuance.

About - Nima Sarshar, Ph.D, Chief Technology Officer of Visual Computing and AI, Nextech; formerly Threedy.ai, Inc. CEO

Former tenured Associate Professor of Software Engineering, turned serial entrepreneur, with more than 50 peer-reviewed scientific papers and patents. Author of “Network-aware source coding and communication” by Cambridge University Press. Co-founder and CTO of Haileo, an early visual search AI company, CTO of inPowered, a leading AI content marketing platform. Most recently, lead Machine Learning Scientist at Apple (AAPL).

About - Max Hwang, MSc, Senior Vice President, Engineering, Nextech; formerly Threedy.ai, Inc. CTO

Software executive with over 25 years of experience in Silicon Valley with expertise in enterprise software system design and global team management. BA in Computer Science and Economics from UC Berkeley MSc in Management of System Software Development from Carnegie Mellon University. Serial entrepreneur and early employees in Interwoven (went public & acquired by HP), Recommind (Acquired by OpenText), Baynote (Acquired by Kibo Commerce). Most recently, the founder & CEO of Code Above Lab Inc., a Silicon Valley software consulting firm, with clients including Adobe, Cloudera, Teradata, and Navinfo.

About Threedy

Using Threedy’s proprietary AI and computer vision innovations, the production of 3D models can be scaled to 1,000s of 3D models per week. Threedy has built a truly disruptive end-to-end solution around its model creation technology for the AR industry. Through a simple JavaScript tag integration, product photos are automatically onboarded, 3D models are created for each product through the power of AI and hosted on the Threedy’s cloud, and 3D visualizations are served to client properties using web AR/3D, all within a single integrated platform.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

Evan Gappelberg

Chief Executive Officer

evan@nextechar.com

Paul Moon, Vice President, Investor Relations investor.relations@Nextechar.com

9.	DATE OF REPORT

June 29, 2021